FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 333-109343

Paramount Resources Ltd.
(Translation of registrant's name into English)

888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following exhibits are filed as part of the Form 6-K

99.1 OSC Participation Fee

99.2 News Release dated March 6, 2009

99.3 CEO Certification dated March 6, 2009

99.4 CFO Certification dated March 6, 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2009

PARAMOUNT RESOURCES LTD.
(Registrant)

By: /s/ E. Mitchell Shier

Name: E. Mitchell Shier
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.

99.1	OSC Participation Fee
99.2	News Release dated March 6, 2009
99.3	CEO Certification dated March 6, 2009
99.4	CFO Certification dated March 6, 2009